Exhibit 5.1

September 1, 2005

Cascade Natural Gas Corporation

222 Fairview Avenue North

Seattle, WA  98109

Ladies and Gentlemen:

We have acted as counsel to Cascade Natural Gas Corporation, a Washington corporation (the “Company”), in connection with the issuance and sale by the Company of $15,000,000 aggregate principal amount of its 5.21% Notes due September 1, 2020 (the “Notes”), pursuant to the Company’s Registration Statement on Form S-3, Registration No. 333-69516, filed with the Securities and Exchange Commission and declared effective October 11, 2001 (the “Registration Statement”), and a Prospectus Supplement dated August 29, 2005 (the “Prospectus Supplement”).  The Notes are to be issued and sold under the provisions of an Indenture dated as of August 1, 1992 between the Company and The Bank of New York Trust Company, N.A., as successor trustee to The Bank of New York, as supplemented and amended through the date hereof, including by an Officers’ Certificate dated the date hereof setting forth the terms of the Notes (the “Indenture”).

In connection with this opinion letter, we have examined such documents, certificates or records, and have made such investigation of law, as we have deemed necessary or appropriate.  We have assumed that the Notes are issued and sold in compliance with applicable federal and state securities laws and in the manner stated in the Registration Statement and the Prospectus Supplement.

Based on the foregoing, we are of the opinion that the Notes have been duly authorized and executed by the Company and constitute legal, valid and binding obligations of the Company, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and other laws now or hereafter in effect applicable to creditors’ rights generally; and (ii) the effect of general principles of equity, including those relating to specific performance and injunctive relief and concepts of unconscionability, materiality, reasonableness, good faith and fair dealing (whether considered in a proceeding in equity or at law).

We are members of the Bar of the State of Washington and, for purposes of this opinion, do not hold ourselves out as experts on the laws of any jurisdictions other than

500 Galland Building
1221 Second Avenue
Seattle, Washington
98101-2925

phone 206.623.1745
fax 206.623.7789
www.hcmp.com

A PROFESSIONAL SERVICE CORPORATION

the State of Washington and the United States of America.  We call your attention to the fact that the Indenture and the Notes state that they are governed by New York law.  For purposes of the opinions herein, we have relied on the opinion of Pillsbury Winthrop Shaw Pittman LLP of even date herewith as to all matters of New York law relevant to our opinions, and our opinions are subject to the same assumptions, qualifications and limitations with respect to such matters as are contained in such opinion.

This opinion is given as of the date hereof, and we undertake no obligation to update this opinion or to advise you with respect to any facts or circumstances, or changes in law, that may come to our attention hereafter.

We consent to the use of our name under the caption “Legal Matters” in the Registration Statement and the Prospectus Supplement and to the incorporation by reference of this opinion as an exhibit to the Registration Statement.

Very truly yours,
/s/ Hillis Clark Martin & Peterson, P.S.